Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Discloseable Transaction Relating to

Memorandum of Agreement for Development and Operation of a Casino, Hotel,

Retail and Entertainment Complex in the Philippines

Macau, July 5, 2012 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK:6883) (NASDAQ:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, is pleased to announce that on July 5, 2012, MPEL Projects Limited, an indirect wholly-owned subsidiary of the Company, has entered into a memorandum of agreement (the “MOA”) whereby MPEL Projects has agreed with SM Group, Belle Corporation and PremiumLeisure and Amusement, Inc. (collectively, the “Philippine Parties”), to negotiate in good faith and sign upon the satisfaction of various conditions precedent within sixty (60) days the Consortium Agreement, which would include the agreed form of certain implementing agreements for the leasing, development, operation and management of certain parcels of land located in the Philippines, including the further development of the building structure and shell of a grand casino and hotel complex into a world-class casino, hotel, retail and entertainment complex.

The execution of the Consortium Agreement is conditional upon registration of the Project Site as a tourism economic zone by the Philippine Economic Zone Authority (“PEZA”).

The Philippine Amusement and Gaming Corporation (“PAGCOR”) has issued a Provisional License to the Consortium and intends to issue a Regular Casino Gaming License upon satisfaction of certain conditions referred to in the Provisional License. MPEL Projects shall also be included as a member-licensee of the Provisional License.

The MOA is legally binding. On signing of the Consortium Agreement, the MOA shall terminate and be superseded by the Consortium Agreement.

MPEL Projects or an affiliated party will operate the gaming and non gaming operations as lessee.

Under the terms of the Provisional License, PAGCOR requires the Consortium to make a minimum investment of US$650 million at the start of commercial operations and a total of US$1.0 billion for the entire Project.

MPEL Projects’ total investment over the course of the Project is expected to be no more than US$580 million, contributed by a combination of cash, cash flow and debt financing. It is expected that a loan facility of approximately US$320 million may be made available to MPEL Projects to part finance the Project.

As the highest applicable percentage ratio (as defined in Chapter 14 of the Listing Rules) in respect of the Transaction exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Rule 14.08 of the Listing Rules.

Further details of the Consortium Agreement will be disclosed in an announcement in due course.

INTRODUCTION AND TERMS OF THE MOA

The Board announces that MPEL Projects Limited, an indirect wholly-owned subsidiary of the Company, has entered into a memorandum of agreement (the “MOA”) on July 5, 2012, whereby MPEL Projects has agreed with SM Group, Belle Corporation and PremiumLeisure and Amusement, Inc. (collectively, the “Philippine Parties”), to negotiate in good faith and sign upon the satisfaction of various conditions precedent within sixty (60) days the Consortium Agreement, which would include the agreed form of certain implementing agreements for the leasing, development, operation and management of certain parcels of land located in Aseana Boulevard, Macapagal Avenue, Parañaque City, Philippines (the “Project Site”), including the further development of the building structure and shell of a grand casino and hotel complex (the “Land and Building Structures”) into a world-class casino, hotel, retail and entertainment complex (the “Project”).

The Parties agreed that the MOA is binding on them and that they will negotiate in good faith with a view to the execution of the Consortium Agreement conditional upon registration of the Project Site as a tourism economic zone by PEZA. On signing of the Consortium Agreement, the MOA shall terminate and be superseded by the Consortium Agreement.

Date

July 5, 2012

Parties

(1)	MPEL Projects Limited, an indirect wholly-owned subsidiary of the Company, a company incorporated in the British Virgin Islands whose correspondence address is at 36/F, The Centrium, 60 Wyndham Street, Hong Kong;

(2)	SM Investments Corporation, and the corporations listed in Definitions section, each a company incorporated in the Philippines, with principal offices stated opposite their names in the Definitions section (the “SM Group”);

(3)	Belle Corporation, a company incorporated in the Philippines, whose principal address is at the fifth floor, 2 E com Center, Mall of Asia Complex, Pasay City, Philippines (“Belle”); and

(4)	PremiumLeisure and Amusement, Inc., a company incorporated in the Philippines, whose principal address is at the fifth floor, 2 E com Center, Mall of Asia Complex, Pasay City, Philippines (“PLAI”).

MPEL Projects, the SM Group, Belle and PLAI are collectively referred to as the “Parties” or the “Consortium” and each or any one of them is referred to as a “Party”. The SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”.

Purpose of the MOA

The MOA is intended to facilitate the joint development of a world-class casino, hotel, retail and entertainment complex in Parañaque City in the Philippines.

Consideration

Under the terms of the Provisional License, PAGCOR requires a minimum investment of US$650 million at the start of commercial operations and a total of US$1.0 billion for the entire Project.

MPEL Projects’ total investment over the course of the Project is expected to be no more than US$580 million, contributed by a combination of cash, cash flow and debt financing. It is expected that a loan facility of approximately US$320 million may be made available to MPEL Projects to part finance the Project.

Material Representations and Warranties of the Philippine Parties

Each of the Philippine Parties represents and warrants to MPEL Projects (amongst other standard representations and warranties) that:

(1)	the Provisional License and the PAGCOR Development Guidelines are valid and binding and that the Philippine Parties have not violated any of the terms and conditions thereof.

(2)	Belle is the absolute beneficial owner of, has good, legal, valid, indefeasible title, rights and/or interest to the owned Land and Building Structures, and is the lessee to the Leased Land under valid and prevailing lease contracts with the Social Security System, has full power and authority to lease the Land and Building Structures to MPEL Projects.

Termination of the MOA

In the event of termination of the MOA as a result of revocation of the Casino License, and where revocation is due to the fault of the Philippine Parties, all obligations of the Parties shall terminate and the Philippine Parties shall fully reimburse MPEL Projects all reasonable costs and expenses (including, without limitation, legal costs, travelling expenses and other professional fees) incurred by it due to and/or arising from the Project until the date of such termination.

Governing Law

The MOA shall be construed in accordance with the laws of the Republic of the Philippines.

THE CONSORTIUM AGREEMENT

The Consortium Agreement, upon signing, will be the main framework agreement between the Consortium to carry out the Project. The Parties have sixty (60) days from signing the MOA to negotiate and sign the Consortium Agreement.

The execution of the Consortium Agreement is conditional upon registration of the Project Site as a tourism economic zone by PEZA.

Further details of the Consortium Agreement will be disclosed in an announcement in due course.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of shareholders as a whole.

The Company, while currently solely focused on Macau, actively evaluates future expansion opportunities throughout Asia, particularly given the region’s expected economic growth and further development of its leisure and tourism industries. Asia is widely regarded as the fastest-growing gaming region in the world, as evidenced by the size and growth of Macau’s gaming market.

The success of Macau as a gaming and entertainment destination has led to the proliferation of gaming across the Asia Pacific region, driving the development of casino, hotel, entertainment and retail resorts, as recently illustrated in Singapore.

The Philippines is a popular tourist destination in Southeast Asia and is closely located to a range of important tourism markets, including South Korea, Taiwan, Japan and China. In 2011, the Philippines Department of Tourism recorded 3.9 million visiting tourists. While South Koreans and Americans are the largest tourist groups, China continues to contribute a greater share of visitors to the Philippines.

The expansion into new jurisdictions where the Company expects strong returns on capital will further diversify the Company’s exposure in Asia, delivering incremental sources of earnings and cash flow and providing the Company with a larger platform for further expansion and opportunities to drive shareholder value.

The Company considers its experience in developing world-class integrated resorts such as the City of Dreams in Macau will allow it to take advantage of the anticipated growth in the leisure and tourism industries in the Philippines, which will cater to an increasingly affluent and growing Asian middle class who continue to seeking new travel destinations and experiences.

The right business partners are a key element to ensuring the Company’s success in the Philippines. The Philippine Parties have significant development, tourism, gaming and leisure experience and this together with their local knowledge will benefit the Company and its shareholders in this exciting new business venture.

ABOUT THE PHILIPPINE PARTIES

SMIC is the holding company of the SM Group and one of the largest holdings companies in the Philippines. SMIC is engaged in five core businesses through its subsidiaries, namely, shopping mall development, retail merchandising, financial services, real estate development and tourism, and hotels and conventions.

Belle is a property developer listed on the Philippine Stock Exchange. Belle’s property development projects are located primarily in Tagaytay City and Batangas, which includes, among others, Alta Mira, Fairfield Lakeside Fairways, Lakeview Heights, Pinecrest Village, Plantation Hills, Tagaytay Highlands Golf Club, and Tagaytay Midlands Golf Club.

PLAI is a gaming and leisure corporation, and a grantee by the PAGCOR of the Provisional License to operate integrated resorts, including casinos, in the vicinity of the Bagong Nayong Pilipino Manila Bay Entertainment City and the Newport City Integrated Resort.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, the Philippine Parties and their ultimate beneficial owners are third parties independent of the Company and its connected persons.

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK:6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq:MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-chairman, an executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by executive chairman Mr. James Packer, who is also Co-chairman and a non-executive Director of Melco Crown Entertainment.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

DEFINITIONS

“Belle”	Belle Corporation, a company incorporated in the Philippines, whose principal address is at the fifth floor, 2 E com Center, Mall of Asia Complex, Pasay City, Philippines

“Board”	the board of Directors

“Building Structures”	the building structure and shell of a grand casino and hotel complex built by Belle on the Project Site with a combined gross floor area of at least 250,000 square meters, as specified in the MOA

“Casino License”	the Provisional License and, upon its issuance, the Regular Casino Gaming License, as the same may be amended, supplemented, or modified from time to time in accordance with the terms thereof

“Consortium”	the SM Group, Belle and PLAI, and upon signing of the Consortium Agreement, MPEL Projects

“Consortium Agreement”	the agreement to be entered into among the Philippine Parties and MPEL Projects, upon the satisfaction of various conditions precedent, on a date no later than sixty days from the date of signing the MOA, or such other date as may be mutually agreed

“Crown”	Crown Limited, incorporated under the laws of Victoria, Australia with limited liability and listed on the Australian Stock Exchange (Stock Code: CWN)

“Director(s)”	the director(s) of the Company

“Land” or “Project Site”	those parcels of land located in Aseana Boulevard, Macapagal Avenue, Parañaque City, Philippines beneficially owned or leased by, Belle, more particularly identified in the MOA

“Leased Land”	those parcels of land forming part of the Project Site which are leased by Belle from the Social Security System under a Contract of Lease dated April 22, 2010 as amended by the Amendment to Contract of Lease dated May 14, 2012

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Melco”	Melco International Development Limited, incorporated in Hong Kong with limited liability and listed on the Stock Exchange of Hong Kong (Stock Code: 200)

“MOA”	the Memorandum of Agreement signed on July 5, 2012, among the Consortium for entering into the Transaction

“MPEL Projects”	MPEL Projects Limited or its designated nominee

“PAGCOR”	The Philippine Amusement and Gaming Corporation

“PAGCOR Development Guidelines”	the requirements set out by PAGCOR in its letter dated July 18, 2011

“Party” or “Parties”	each of MPEL Projects, the SM Group, Belle and PLAI, collectively referred to as “the Parties”

“PEZA”	Philippine Economic Zone Authority

“Philippine Parties”	collectively each of the SM Group, Belle and PLAI

“Philippines”	the Republic of the Philippines

“PLAI”	PremiumLeisure and Amusement, Inc., a company incorporated in the Philippines, whose principal address is at the fifth floor, 2 E com Center, Mall of Asia Complex, Pasay City, Philippines

“Project”	the lease, development, operation and management of the Land and the Building Structures, into a world-class casino, hotel, retail and entertainment complex

“Provisional License”	Certificate of Affiliation and Provisional License dated December 12, 2008 and identified as PAGCOR Provisional Casino License No. CA/License Reg. No. 08-003 issued by PAGCOR for the establishment and operation of a casino, hotel, retail and entertainment complex for both local and foreign patrons in the proximity to PAGCOR’s Entertainment City in Manila, Philippines, as supplemented by the PAGCOR Letter dated July 18, 2011, and the provisional license dated December 12, 2008 executed between PAGCOR and the relevant Philippine Parties

“Regular Casino Gaming License	the regular casino gaming license to be issued to the Consortium in accordance with relevant articles of the Provisional License

“SM Group”	SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc. and SM Development Corporation

“SM Investments Corporation” or “SMIC”	a company incorporated in the Philippines and whose principal office address is at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City

“SM Land, Inc.”	a company incorporated in the Philippines and whose principal office address is at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City

“SM Hotels Corporation”	a company incorporated in the Philippines and whose principal office address is at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City

“SM Commercial Properties, Inc.”	a company incorporated in the Philippines and whose principal office address is at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City

“SM Development Corporation”	a company incorporated in the Philippines and whose principal office address is at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City

“Social Security System”	a corporate body tasked to administer the privatized and mandatory social insurance program for Filipino workers in the private sector in the Philippines

“Transaction”	the transaction to be entered into among the Consortium for the Project, reflected in the binding MOA and to be superseded by the Consortium Agreement

“%”	per cent.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com